Tianyin Draft Press Release

FOR IMMEDIATE RELEASE

Chengdu Tianyin Pharmaceutical  Co., LTD.

Chengdu, Sichuan Province

People’s Republic of China

VISCORP, INC. ACQUIRES CHENGDU TIANYIN PHARMACEUTICAL IN A SHARE EXCHANGE ACCOMPANIED BY A $10.2 MILLION PRIVATE PLACEMENT

Chengdu, China, January 17, 2008 – On January 16, 2008, VISCORP, INC. (“VisCorp”) (OTCBB: VSCO), a Delaware corporation,  acquired all of the issued and outstanding capital stock of Raygere Limited, a company organized under the laws of the British Virgin Islands and Raygere’s shareholders.  Raygere conducts its business through Chengdu Tianyin Pharmaceutical  Co., LTD. (“Tianyin”), a corporation organized in the People’s Republic of China, which develops, manufactures, markets and sells traditional Chinese medicines and other pharmaceuticals in China.   As a result of the Share Exchange, VisCorp issued 12,790,800 shares of VisCorp common stock to Raygere and Raygere became Viscorp’s wholly –owned subsidiary. Following the Share Exchange, the Company’s primary operations will consist of the operations of Tianyin.  Pursuant to the Share Exchange, VisCorp will change its name to Tianyin Pharmaceutical, Co., Inc. and authorize a class of preferred stock; with both expected to go effective after VisCorp files and mails a Schedule 14C in compliance with the requirements of Section 14 of the Exchange Act.

Simultaneously with the closing of the Share Exchange, VisCorp completed a private equity financing of $10,225,000, with 24 accredited investors.  Net proceeds from the offering are approximately $9,200,000 and will be used principally to fund the expansion of Chengdu Tianyin’s manufacturing facility located in Chengdu. Pursuant to the financing, the company issued a total of 102.25 Units consisting of an aggregate of (a) $10,225,000 10% Convertible Exchangeable Notes due on or before June 30, 2009 (the “Note”), (b) 5 year warrants to purchase 3,195,313 shares of our common stock at an exercise price of $2.50 per share (subject to adjustment) (the “Class A Warrant”), and (c) 7 year warrants to purchase 3,195,313 shares of our common stock at an exercise price of $3.00 per share (subject to adjustment) (the “Class B Warrant,” together with the Note and the Class A Warrant, the “Securities”).  The Company is in discussions with two additional investors who may purchase approximately $3,000,000-$5,000,000 of the Securities in a second closing on or before January 31, 2008.  In connection with the Financing, the Company agreed to file a registration statement for the resale of the Common Stock underlying the Securities on or before February 14, 2008 and to use its best efforts to cause, and to maintain, the effectiveness of the registration statement.  The securities described herein have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Immediately following the Share Exchange and conversion of the notes into common stock, Viscorp will have 14,587,500 shares of Common Stock issued and outstanding.  Effective as of the close of the Share Exchange, VisCorp’s officers resigned and appointed Dr. Guoqing Jiang, MD as Chairman of the Board and CEO; the other executive officers of Chengdu Tianyin will be elected as executive officers of VisCorp in the near future. VisCorp’s sole director resigned from his position and nominated Stewart Shiang Lor as a member of the Board, both subject to mailing of the schedule 14F to shareholders.

Established in 1994, Chengdu Tianyin was acquired in whole by the current management team in 2003. Tianyin is headquartered in Chengdu, Sichuan Province with two manufacturing facilities and over 1,100 employees.  The Company currently manufactures and markets a comprehensive portfolio of 34 products, 22 which are listed in the highly selective National Medicine Catalog of the National Medical Insurance program.  Chengdu Tianyin has an extensive pipeline of 51 products which are pending regulatory approvals with the China State Food and Drug Administration.

The Company has an extensive nationwide distribution network throughout China with a sales force of over 500 salespeople.  For the fiscal year 2007, ending June 30, Chengdu Tianyin achieved revenue and net income of US$20.36M and US$4.22M, respectively.

Dr. Guoqing Jiang, the new Chief Executive Officer of VisCorp stated, “We wish to express our sincere appreciation to the institutional and accredited investors who collectively facilitated our move to the US markets while providing the necessary funding. These transactions gave us access to the US capital markets which will enable us to capitalize on our significant growth opportunities and provide shareholder value.”

FORWARD - LOOKING STATEMENTS

This release contains certain “forward-looking statements” relating to the business of VisCorp , which can be identified by the use of forward-looking terminology such as "believes, expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties, including all business uncertainties relating to reliance on a limited number of customers, market demand, cyclical nature of our markets, reliance on key personnel, future capital requirements, competition in general and other factors that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Certain of these risks and uncertainties are or will be described in greater detail in our filings with the Securities and Exchange Commission. These forward-looking statements are based on VisCorp’s current expectations and beliefs concerning future developments and their potential effects on the company. There can be no assurance that future developments affecting VisCorp will be those anticipated by VisCorp. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the Company) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. VisCorp undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

CONTACT:

Mark Elenowitz  (516)-942-5873